

02003500



SEC MAIL PROCESSING
RECEIVED
MAR 05 2002
WASH, D.C.
365
SECTION

BB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-47204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 **AND ENDING** 12/31/01

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

LENOX FINANCIAL SERVICES, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 EAST LINCOLN HIGHWAY
(No. and Street)

NEW LENOX	ILLINOIS	60451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS S. RUTH, PRESIDENT — 815-485-5559
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 S. MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

LENOX FINANCIAL SERVICES, INC.
(an Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2001

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

Mr. Douglas S. Ruth, President
Lenox Financial Services, Inc.
New Lenox, Illinois

I have audited the accompanying statement of financial condition of Lenox Financial Services, Inc. (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit. The financial statements of Lenox Financial Services, Inc. as of December 31, 2000, were audited by other auditors whose report dated February 24, 2001, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lenox Financial Services, Inc. at December 31, 2001, in conformity with generally accepted accounting principles.



February 26, 2002

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 12,564
Due From Clearing Firm		10,153
Securities Owned, at Market Value		4,027
Accounts Receivable		3,220
Total Current Assets		$ 29,964
OTHER ASSETS		
NASD Stock Investment	$ 3,300	
Security Deposit	1,083	
Total Other Assets		4,383
DEFERRED TAX ASSET		4,800
TOTAL ASSETS		$ 39,147

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 6,687
Payroll Taxes Payable		9,976
Total Current Liabilities		$ 16,663
STOCKHOLDER'S EQUITY		
Capital Stock - Common - No Par Value; 1,000 Shares Authorized, Issued and Outstanding	$ 100	
Additional Paid-In Capital	55,126	
Retained Earnings (Deficit)	(32,742)	
Total Stockholder's Equity		22,484
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 39,147

The accompanying notes to the financial statements
are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28, 1994. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the fully disclosed sale of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's management had not recognized deferred federal and state income tax assets in the estimated amounts of $3,100 and $1,700, respectively. However, this adjustment was made prior to the issuance of the audited financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment

The Company owns 300 shares of The NASDAQ Stock Market, Inc. Stock, a private placement, valued at cost as of December 31, 2001.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

The Company leases office space under a noncancelable lease which expires on March 31, 2003. The Company paid $6,542 in rent expense under the terms of this lease in 2001; while a related party, sharing the office space, paid the balance of the rent expense - $7,379 for the year ended December 31, 2001. The following is a schedule by years of future minimum rents due under the lease as of December 31, 2001:

Year Ending:	
December 31, 2002	$14,478
December 31, 2003	3,655
Total Lease Commitment	$ 18,133

Pension Plans

The Company provides a Simplified Employee Pension Plan to its employees who are not employed under a collective bargaining agreement or certain contracts, have performed services for the Company for at least two years, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based on each eligible employee's compensation, excluding compensatory leave. The Company made no contributions to the plan for the year ended December 31, 2001.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments can be used for trading purposes, including hedges of trading instruments, which would be carried at quoted market value. Unrealized gains or losses on these derivative contracts would be recorded on the same basis as the underlying assets or liabilities, that is, marked to market. None were recorded on the books at December 31, 2001.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments would include futures and options. Derivative transactions would be entered into for trading purposes or to hedge other positions or transactions. No derivative transactions were entered into during the year ended December 31, 2001.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company can engage in various trading and brokerage activities in which counterparties would primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties did not fulfill their obligations, the Company could be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed only one discrepancy that required an audit adjustment. This deferred income tax adjustment was made prior to the preparation of the audited financial statements and had no effect on the net capital computation of the Company as of December 31, 2001.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital and net capital requirements of $13,221 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 126%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company shares office space and expenses with an affiliated company. The Company's stockholder is the stockholder of the affiliated company. At December 31, 2001 the total due to the affiliated company was $6,687.